# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: International Seaways, Inc., CIK 0001679049
CUSIP: Y41053102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 600 Third Avenue, 39th Floor, New York, New York (NY), 10016
Date of event which requires filing of this statement: 05/08/2026
Filed by CIK 0001560220
Persons authorized to receive notices and communications: Famatown Finance Limited, 33 Promachon Eleftherias St, Deana Beach, Block 1, Floor 4, Ayios Athanasios, Limassol, Cyprus (G4), 4103, 357-25-858-300; Keith J. Billotti, Esq., Seward & Kissel LLP, One Battery Park Plaza, New York, New York (NY), 10004, 212-574-1200

## Reporting persons
- Famatown Finance Limited (CIK 0001560220): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,254,022; sole dispositive power 0; shared dispositive power 7,254,022; aggregate amount beneficially owned 7,254,022 (14.65% of the class)
- Greenwich Holdings Limited (CIK 0001386989): type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,254,022; sole dispositive power 0; shared dispositive power 7,254,022; aggregate amount beneficially owned 7,254,022 (14.65% of the class)
- C.K. Limited (CIK 0001731638): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,254,022; sole dispositive power 0; shared dispositive power 7,254,022; aggregate amount beneficially owned 7,254,022 (14.65% of the class)
  Comment: *C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Greenwich Holdings Limited and Famatown Finance Ltd. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the shares of Common Stock of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such shares of Common Stock and disclaims any control over such shares of Common Stock, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: International Seaways, Inc.
Address of issuer's principal executive offices: 600 Third Avenue, 39th Floor, New York, New York (NY), 10016
Comment: This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Amendment No. 4 to Schedule 13D (the "Amendment No. 4") filed with the U.S. Securities and Exchange Commission (the "Commission") on March 12, 2026, the Amendment No. 3 to Schedule 13D (the "Amendment No. 3") filed with the Commission on April 22, 2024, the Amendment No. 2 to Schedule 13D (the "Amendment No. 2") filed with the Commission on September 2, 2024, the Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the Commission on May 12, 2022 and the Schedule 13D filed with the Commission on April 27, 2022 (collectively, as amended, the "Schedule 13D") filed by Famatown Finance Limited, a Cyprus company ("Famatown"); Greenwich Holdings Limited, a Cyprus company ("Greenwich Holdings"); and C.K. Limited, a Jersey company ("C.K. Limited"), with respect to the shares of common stock, no par value per share (the "Common Stock") of International Seaways, Inc. (the "Issuer"). Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed on behalf of the following:

(i) Famatown;
(ii) Greenwich Holdings; and
(iii) C.K. Limited.

Famatown, Greenwich Holdings and C.K. Limited are collectively referred to as the "Reporting Persons." Greenwich Holdings is the sole shareholder of Famatown. The shares of Famatown and Greenwich Holdings are indirectly held in the Trusts. C.K. Limited is the trustee of the Trusts.
Residence or business address:
The address of Famatown's principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

The address of Greenwich Holdings' principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

The address of C.K. Limited's principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP.
Present principal occupation or employment:
Famatown

The principal business of Famatown is acting as an investment holding company. The name and present principal occupation of Famatown's directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Famatown does not have any executive officers.

Christakis Theodoulou - Director - Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Costas Saveriades - Director - Mr. Saveriades' principal business address is Iris House, 7th Floor, 740B, 8 John Kennedy Street, 3106 Limassol, Cyprus.

Christophis Koufaris - Director - Mr. Koufaris' principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus.

Greenwich Holdings

The principal business of Greenwich Holdings is acting as an investment holding company. The name and present principal occupation of Greenwich Holdings' directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich Holdings does not have any executive officers.

Christakis Theodoulou - Director - Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Kyriacos Kazamias - Director - Mr. Kazamias principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus.

Christophis Koufaris - Director - Mr. Koufaris' principal business address is Iris House, 8th Floor, 840A, 8 John Kennedy Street, 3106 Limassol, Cyprus.

C.K. Limited

The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Famatown and Greenwich Holdings. The name and present principal occupation of C.K. Limited's directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Christakis Theodoulou - Director - Mr. Theodoulou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

Elena Georgiou Varnava - Alternate Director to Christakis Theodoulou - Ms. Georgiou Varnava's principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus.

JTC Directors Limited - Corporate Director - JTC Directors Limited's business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.

Castle Directors Limited - Corporate Director - Castle Directors Limited's principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.
Criminal convictions in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Citizenship:
Famatown

Mr. Theodoulou is a citizen of Cyprus.
Mr. Saveriades is a citizen of Cyprus.
Mr. Koufaris is a citizen of Cyprus.

Greenwich Holdings

Mr. Theodoulou is a citizen of Cyprus.
Mr Kazamias is a citizen of Cyprus
Mr. Koufaris is a citizen of Cyprus.

C.K. Limited

Mr. Theodoulou is a citizen of Cyprus.
Ms. Georgiou Varnava is a citizen of Cyprus.
JTC Directors Limited is organized in Jersey.
Castle Directors Limited is organized in Jersey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: There are no material changes to the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: There are no material changes to the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following sentence is based on 49,504,696 shares of Common Stock outstanding as of May 5, 2026, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2026, which was filed with the Commission on May 7, 2026. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 7,254,022 shares of Common Stock, which constitutes approximately 14.65% of the outstanding shares of Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Famatown may be deemed to be the owner of 7,254,022 shares of Common Stock, constituting 14.65% of the shares of Common Stock outstanding. Famatown has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 7,254,022 shares of Common Stock. Famatown has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 7,254,022 shares of Common Stock.

Greenwich Holdings, through Famatown, may be deemed to be the beneficial owner of 7,254,022 shares of Common Stock, constituting 14.65% of the shares of Common Stock outstanding. Greenwich Holdings has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 7,254,022 shares of Common Stock. Greenwich Holdings has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 7,254,022 shares of Common Stock.

C.K. Limited, through Greenwich Holdings, may be deemed to be the beneficial owner of 7,254,022 shares of Common Stock, constituting 14.65% of shares of Common Stock outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or to direct the vote of 7,254,022 shares of Common Stock. C.K. Limited has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or to direct the disposition of 7,254,022 shares of Common Stock.
Transactions in the class effected during the past sixty days: To the best of the Reporting Persons' knowledge, all transactions in the shares of Common Stock effected in the open market by the Reporting Persons since the most recent filing of the Schedule 13D are set forth in Schedule I to this Amendment No. 5.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement
Schedule I - Information with Respect to Transactions Effected

## Signatures
- Famatown Finance Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (05/11/2026)
- Greenwich Holdings Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (05/11/2026)
- C.K. Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (05/11/2026)